Independent Accountants' Report
                       on Applying Agreed-Upon Procedures

March 1, 2002


Direct Merchants Credit Card Bank, N.A.
Attn:  Ralph Than, Treasurer/Cashier
10900 Wayzata Boulevard
Minnetonka, MN 55305

US Bank Trust National Association
Eve Kaplan
180 East Fifth Street
St. Paul, MN 55101

MBIA Insurance Corporation
Attn:  William Cody
113 King Street
Armonk, New York 10504

Moody's Investors Services
Attn:  Compliance Department
99 Church Street
New York, New York 10007

Standard & Poor's Ratings Group
Attn:  Compliance Department
55 Water Street
New York, New York 10041

Fitch IBCA
Attn:  Nancy Stroker, Executive VP Corporate Finance
One State Street Plaza
New York, New York 10004

Ladies and Gentlemen:

     Pursuant to Section 3.6(a) and 3.6(b) of the Amended and Restated Pooling and Servicing Agreement dated as of July 30, 1998 (the "Agreement") among Metris Receivables, Inc., as Transferor; Direct Merchants Credit Card Bank, N.A. (DMCCB, N.A.), as Servicer; Bank of New York (Delaware), as Trustee; MBIA Insurance Corporation, as Enhancement Provider; and Moody's Investors Services, Standard & Poor's Ratings Group, and Fitch IBCA, as the Rating Agencies (collectively, the Specified Users); we have applied the agreed-upon procedures enumerated below, to selected Metris Master Trust (the Master Trust) Daily Reports and Settlement Statements prepared by DMCCB, N.A. during the period from January 1, 2001 to December 31, 2001 (the Period). We understand that the Daily Reports and Settlement Statements are prepared in accordance with requirements described in the Agreement and the relevant Series Supplements. We have performed these procedures solely to assist the Specified Users in evaluating the Servicer's compliance with these requirements.


     This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Capitalized terms used herein without definition will have meanings ascribed to them in the Agreement or relevant Series Supplements

     Unless otherwise indicated, the following conventions have been adopted in presenting our procedures and findings:

      The term "compared" means compared to and found to be in agreement with, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding or if differences are less than $1,000.

      The term "recomputed" means calculated and found the amount so calculated to be in agreement with, unless otherwise noted. Such recomputed amounts and percentages are deemed to be in agreement if differences are attributable to rounding or if differences are less than $1,000.

      Accounts Receivable Reports mean computer reports that are used to prepare the Daily and Monthly Reports.

      Monthly Report, Settlement Statement, Certificateholder's Statement, and Securityholder's Statement all represent the monthly reports for which agreed-upon procedures were applied. These descriptions are used interchangeably.

We have performed the following procedures:

Section 3.6 (a)

1. For five haphazardly selected days (the Five Days) within the Period, we obtained the Daily Report and compared sales, cash advances, payments, interest income, charge-offs, miscellaneous charges and adjustments amounts set forth on the Daily Report with corresponding amounts set forth in the Servicer's accounts receivable reports and recomputed the mathematical accuracy of the amounts and percentages within the Daily Report.

2. For the Five Days, we compared the cash transfers indicated on the Daily Reports to entries on the relevant Master Trust bank statements.

3. For three haphazardly selected fiscal month ends (the Three Months) in the Period, we compared the aggregate customer balances in the "30-59 day delinquent" and "90-119 day delinquent" categories as reflected on the monthly Settlement Statements for the Three Months to the corresponding amounts set forth in the Servicer's accounts receivable aging reports for such month ends.

4. For five haphazardly selected weekly periods (the Five Weeks), we compared beginning and end of week total receivables balances on the Servicer's accounts receivable reports with the corresponding balances on the corresponding Daily Reports and recomputed each Daily Report's beginning and ending Principal Receivables balances and Finance Charge Receivables balances, based on the information contained in such Daily Reports, for each of the days within the Five Weeks.

5. For the Five Days, we recomputed the daily allocation of Principal and Finance Charge Collections to each series issued under the Agreement based upon information appearing on the Daily Report.

6. For one monthly Settlement Statement in the Period, we compared the amounts and percentages appearing therein to the information appearing in the corresponding Daily Reports or the reports which are the source of such amounts and percentages or recomputed such percentages to the extent they were derived from such information.

Section 3.6 (b)

7. For four haphazardly selected monthly Settlement Statements in the Period, we compared amounts and percentages appearing therein to the information appearing in the corresponding Daily Reports or other reports which are the source of such amounts and percentages or recomputed such percentages to the extent they were derived from such information.


     The above agreed-upon procedures were performed with exceptions noted at
Exhibit I. To the extent a noted exception has caused additional related amounts or percentages to be incorrect, we have not included such amounts or percentages in Exhibit I.

     Management of DMCCB, N.A. has represented to us that the Daily and Monthly Reports provided to us are the same as those provided to the Trustee.

     We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the servicing records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

     This report is intended solely for the information and use of the Specified Users and is not intended to be and should not be used by anyone other than these Specified Users.